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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 31, 2003

Aurelia Energy N.V.

(Translation of registrant's name into English)

Landhuis Joonchi
Kaya Richard J. Beaujon z/n
Curaçao, Netherlands Antilles
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

        Not Applicable.

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

GLAS DOWR STATUS REPORT — JANUARY 29, 2003

        Bluewater announces a delay in redeployment of the Glas Dowr to the Sable oil field until end of second quarter of 2003. The construction work at the South African construction yard suffered further delays from labor unrest, disappointing progress during the Christmas period and a slow start up following the holiday period. Bluewater decided in early January, in consultation with Soekor and in agreement with the construction yard, to replace the yard management team with Bluewater staff in order to improve control of the construction schedule. The Glas Dowr is now scheduled to leave Cape Town at the end of March or in early April. First oil is expected at the end of the second quarter of 2003, after the completion of subsea work, offshore commissioning, installation and a start up period. The contract duration is not affected by the delayed start up and is for a minimum of 3 years after the date of first oil. Total contract revenues will not be impacted by the delay. However, management believes that these events are likely to have a negative impact of approximately U.S.$10.0 million on Bluewater's anticipated net income for 2003.

        Some of the information contained herein contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Bluewater Finance Limited's filings with the Securities and Exchange Commission, including those contained in its Current Reports on Form 6-K filed on November 22, 2002 and August 29, 2002, its Prospectus Supplement filed on August 29, 2002 and its Registration Statement on Form F-4 filed on August 20, 2002. No obligation is undertaken to publicly update or revise any forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURELIA ENERGY N.V. (Registrant)
By:	/s/ GREGORY ELIAS (Signature) GREGORY ELIAS MANAGING DIRECTOR

Date: February 3, 2003

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GLAS DOWR STATUS REPORT — JANUARY 29, 2003
SIGNATURES